Exhibit (h)(115)

VULCAN VALUE PARTNERS, LLC LETTERHEAD

June 18, 2020

Mr. Bradley J. Swenson

President

Financial Investors Trust

1290 Broadway, Suite 1000

Denver, CO 80203

Re:	Vulcan Value Partners Fund and Vulcan Value Partners Small Cap Fund (the “Funds”) of the Financial Investors Trust (the “Trust”)

Dear Mr. Swenson:

This letter confirms Vulcan Value Partners, LLC’s (the “Adviser”) agreement with the Trust to contractually limit the total amount of the Management Fee and Other Expenses (as such terms are defined in Item 3 of Form N-1A) that it is entitled to receive from each Fund.

With respect to the Funds’ Investor Class, to the extent the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) with respect to either Fund (exclusive of Acquired Fund Fees and Expenses (if any), brokerage expenses, interest expense, taxes and extraordinary expenses) (“Designated Annual Fund Operating Expenses”) exceed 1.25% of such Fund’s average daily net assets for a particular fiscal year of the Fund, the Adviser will reduce the Management Fee and/or Other Expenses otherwise payable to the Adviser with respect to such Fund for such fiscal year by an amount equal to such excess, and/or the Adviser shall reimburse the Fund by the amount of such excess.

With respect to the Funds’ Institutional Class, to the extent the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) with respect to either Fund (exclusive of Acquired Fund Fees and Expenses (if any), brokerage expenses, interest expense, taxes and extraordinary expenses) (“Designated Annual Fund Operating Expenses”) exceed 0.85% and 1.00% of the Vulcan Value Partners Fund’s and the Vulcan Value Partners Small Cap Fund’s average daily net assets, respectively, for a particular fiscal year of the Fund, the Adviser will reduce the Management Fee and/or Other Expenses otherwise payable to the Adviser with respect to such Fund for such fiscal year by an amount equal to such excess, and/or the Adviser shall reimburse the Fund by the amount of such excess.

The Adviser agrees that the foregoing fee waiver and reimbursement agreement for each Fund are effective as of September 1, 2020 and shall continue through August 31, 2021.

The Adviser will be permitted to recapture expenses it has borne through this letter agreement to the extent that a Fund’s expenses in later periods fall below the annual rates set forth in this letter agreement or in previous letter agreements; provided, however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture. Notwithstanding the foregoing, the Funds will not be obligated to pay any such deferred fees and expenses more than three years after the date on which the fee and expenses were deferred.

VULCAN VALUE PARTNERS, LLC

By:	/s/ Ashley Morris
Name:	Ashley Morris
Title:	Chief Compliance Officer

Your signature below acknowledges acceptance of this letter agreement:

FINANCIAL INVESTORS TRUST

By:	/s/ Bradley J. Swenson
Name:	Bradley J. Swenson
Title:	President

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